EXHIBIT 4.1

HERON LAKE BIOENERGY, LLC

UNIT TRANSFER POLICY

November 2008

The Board of Governors (“Board”) of Heron Lake BioEnergy, LLC (“Heron Lake” or the “Company”) establishes this Unit Transfer Policy regarding the transfer of units (“Units”) of the Company, pursuant to authority granted under the Company’s Member Control Agreement.

ARTICLE 1:   GENERAL INFORMATION / GENERAL REQUIREMENTS

Members or persons seeking to become members should read and review carefully the following general information and requirements regarding the Company when considering buying or selling or otherwise transferring Units.

1.1           Heron Lake.  The Company is organized as a limited liability company under chapter 322B of the laws of the state of Minnesota.  Under our Articles of Organization, the business and affairs of the Company is governed by a board of governors (“Board”) elected by the members in the manner described in the Company’s Member Control Agreement.  The Company’s Member Control Agreement is the agreement by members as to the affairs of the Company and the conduct of its business.  All persons who acquire Units in any type of transfer are required to execute an additional member signature page to the Member Control Agreement, under which they agree to be bound by the terms and conditions of the Member Control Agreement (not applicable to persons who are already members).

1.2           Units.  Units represent the “equity stock” of the Company.  Units represent the ownership interest of the holders in the Company, including a holder’s share of profits and losses, their right to receive distributions, and, with respect to a member, the right to vote on or participate in the management of the Company in accordance with the Member Control Agreement.

1.3           Profits (Losses), Distributions, Taxes.  Subject to the Member Control Agreement, profits and losses of the Company are generally allocated among the holders of Units ratably in proportion to Units held.  Subject to the Member Control Agreement, distributions declared by the Board are distributed to the holders of Units ratably in proportion to Units held.  For federal and state income tax purposes, because we are taxed as a partnership, the Company’s taxable income is allocated or “passed-through” to its members in proportion to Units held, regardless of whether the Company’s makes a distribution to members.  Accordingly, the tax liability of a member from its allocated share of taxable income may exceed the cash distributions (if any) that a member receives.

1.4           Minimum Unit Requirement.  Under the Member Control Agreement, a member must own a minimum of twenty five hundred (2,500) Units.  Therefore, the minimum number of Units that may be sold or transferred is twenty five hundred (2,500) Units and increments of five hundred (500) Units thereafter.

1.5           No Public Market; Illiquid Investment.   There is no public market for the Company’s Units.  The Units are not listed (and do not trade) on any national securities exchange, automatic quotation system, or other regulated securities market, and no such market is expected to develop in the future.  In addition, there are significant restrictions on the transferability of the Units under federal and state securities laws and under the Company’s Member Control Agreement.  The Units are illiquid and inherently risky.  A prospective investor must understand and be aware that they may be required to bear the financial risks of an investment in the Units for an indefinite period of time.

1.6           Significant Risks; Investor Responsibilities.  An investment in the Company’s Units involves significant risks, and investors must be able to withstand a total loss of their investment.  The Company is engaged in the production of ethanol through corn-based fermentation.  The supply of ethanol has been increasing rapidly, which may cause ethanol prices to decline significantly if demand does not keep pace.  Increases in corn or energy prices could significantly harm our business because there is little correlation between these production costs and the price of ethanol.  Federal and state regulations and incentives that support the price of ethanol may change, making it more difficult or preventing us from paying our debts or earning a profit.  Investors must evaluate the merits and risks of an investment in the Units and the Company’s underlying business and financial position when considering buying or selling Units.  It is the responsibility of the investor to review all financial and other information about the Company, its business, its financial position, and its prospects that the investor deems necessary or appropriate to form a decision regarding the sale or purchase of the Company’s Units.  The Company is not responsible for determining the fairness or adequacy of the purchase price of the Units.  The fact that the Company approves transfers of Units and reports the purchase price of those transfers does not reflect any endorsement or recommendation of the Board or the Company as to the purchase price of the transactions or the adequacy or fairness of those purchase prices.

1.7           Other General Requirements.   No transfer or sale of Units is valid except as specifically permitted by Section 10 of the Company’s Member Control Agreement.  No transfer or sale of Units is binding on the Company without the approval of the Board or until such transfer or sale is entered in the books and records of the Company pursuant to the Member Control Agreement.

1.8           Important Dates; Effective Date of Transfer.  The deadline for any transfer or sale request to be considered by the Board at its monthly board meeting is the FIFTEENTH day of that month.  This means that all agreements, documents and instruments must be completed fully and received by the Company by the 15th day of a month in order to be considered for approval by the Board at that month’s board meeting.  The effective date of any sale or transfer shall be the day of the month on which the sale or transfer is approved by the Board.

1.9           Allocation of Taxable Income / Distributions on Transferred Units.   The division and allocation of taxable income and distributions on transferred Units shall be made in accordance with the Member Control Agreement and Section 10.8 thereof.  The following is a summary of the division and allocation rules between seller / transferor (“seller”) and buyer / transferee (“buyer”) under the Member Control Agreement, subject in all cases to the express provisions of the Member Control Agreement:

1.9.1        All taxable income allocable to transferred Units for the fiscal year preceding the fiscal year in which the Units are transferred shall be allocated 100% to the seller.  In other words, transfers of Units following the close of a fiscal year do NOT transfer the allocated share of taxable income for the prior fiscal year.  Sellers should exercise caution when selling or transferring Units before the Company announces its taxable and book income for the preceding fiscal year and any planned distribution for the financial results of such year.

1.9.2        All taxable income allocable to the transferred Units for the fiscal year of the fiscal year in which the Units are transferred shall be divided between seller and buyer as of the effective date of the transfer, using the convention permitted by law and adopted from time to time by the Board.  Generally, this means that the taxable income will be divided between seller and buyer based on how many days in the year each owned the Units.  Example: for a sale that is effective on October 1 of a fiscal year, the seller would be allocated 11 months of the taxable income on the Units and the buyer would be allocated 1 month.

1.9.3        Any distribution that is declared to holders of Units of record on or after the effective date of transfer will be paid to buyer, regardless of the allocation of taxable income for the year.

ARTICLE 2:         SPECIFIC UNIT TRANSFER REQUIREMENTS

2.1           Transfer Agreement and Application Form.  All transfers (whether private transfers, through the bulletin board, to related parties, with or without consideration, etc.) require both the seller / transferor and the buyer / transferee to complete the Unit Transfer Agreement and Application Form and submit to the Company along with the required documents and application fee.  Both seller and buyer must follow the instructions and requirements of the TAA Form, and complete, sign and date the TAA Form.  In gifting or other transfers without consideration, both transferor and transferee must sign the TAA Form.  For estates, executors with appropriate court authorization and documentation will be required to sign the TAA Form, along with distributees or heirs receiving the Units.

Important Notice.  Both seller and buyer make important representations and warranties to each other and to the Company in the transfer documents required to be completed, signed and delivered to the Company in order to transfer Delivery Units.  You should review the Unit Transfer Agreement and Application Form carefully before deciding to sell or purchase Units.  This form has important legal consequences.  We urge you to consult with an attorney prior to completing and signing the form.

2.2           Information.  It is the responsibility of the investor to obtain, receive and review all financial and other information about the Company, its business, its financial position, and its prospects that the investor deems necessary or appropriate to form a decision regarding the sale or purchase of the Company’s Units.  The Company will endeavor to provide material information about the Company to its members and to persons interested in becoming members on a timely basis, subject to applicable federal and state laws and regulations and Company policies.  The Company reserves the right to limit distribution of any information for confidentiality and/or competitive business reasons, determined in the Company’s sole discretion.  The Company may require non-members to enter into a confidentiality agreement or other application agreement with the Company in order to obtain such information.

2.3           Types of Transfers; Present Intention to be Taxed as Partnership.  There are three general types of transfer or sales, each with their own set of rules under this policy:

2.3.1        Private sales between unrelated parties without using the bulletin board (“2% safe-harbor”) (see section 2.4 of this policy);

2.3.2        Sales between unrelated parties effected through the bulletin board (see section 2.5 of this policy); and

2.3.3        Related party or other eligible transfers or transfers at death that are excluded from the 2% safe-harbor calculation under applicable tax law (see section 2.6 of this policy).

As a limited liability company, the Company is currently taxed as a partnership (“pass-through” taxation) for federal and state income tax purposes.  The Company presently intends to allow only those transfers of Units during any taxable year that permits the Company to fall within the recognized safe-harbors to avoid being classified as a “publicly traded partnership,” which would cause the Company to lose its partnership taxation status and instead be taxed as a “c-corporation.”  In all instances, all transfers or sales are subject to approval of the Board, and all Board determinations on compliance with the applicable rules of this Unit Transfer Policy and with the Member Control Agreement shall be final.

2.4           Private Sales Between Unrelated Parties (the “2% Safe-Harbor”).  For sales that are not effected through the bulletin board or which otherwise do not qualify as an exclusion to the 2% safe-harbor rules, the Board will consider, on a first-come, first-served basis in any single fiscal year, private transfers between unrelated parties that DO NOT EXCEED 2% of the total Units outstanding in any single fiscal year.  Once the 2% threshold is reached, the Board will not consider or approve any private sales between unrelated parties for the remainder of that fiscal year that do not use and qualify under the bulletin board.

2.5           Transfers through the Bulletin Board.  Members and other persons interested in buying or selling Units may post their non-binding interest through the Heron Lake bulletin board, in accordance with the bulletin board rules published and adopted from time to time by the Company.  Investors are not obligated to use the bulletin board to buy or sell Units.  The bulletin board allows investors to post their interest in buying or selling Units of Heron Lake.  Information posted on the bulletin board will help identify persons who have an interest in selling Units of the Company that an investor may wish to purchase, or in buying Units the investor may wish to sell.  Persons who list their interest on the bulletin board are not bound to buy or sell the Units listed or the number of Units listed or at the listed price.  The bulletin board is for listing an interest only.  Transfers through the bulletin board will be made on a “first come, first served” basis and total transfers through the bulletin board may not exceed 10% of the total interests in the Company capital or profits in any single fiscal year.  Once the 10% threshold is reached, the Board will not consider or approve any transfers through the bulletin board for the remainder of that fiscal year.

2.6           Related Party or Other Eligible Transfers.  Transfers between related parties, transfers without consideration such as a gift, and transfers on death are generally excluded from determining whether the Company has met the 2% safe-harbor, and the Board will consider transfers of this type that can be ignored for the 2% safe-harbor outside of 2.4 transfers and 2.5 transfers.

THIS UNIT TRANSFER POLICY IS ADOPTED BY THE BOARD PURSUANT TO AUTHORITY ESTABLISHED IN OR PURSUANT TO THE COMPANY’S MEMBER CONTROL AGREEMENT.

THIS UNIT TRANSFER POLICY IS SUBJECT IN ALL INSTANCES TO THE PROVISIONS OF THE COMPANY’S MEMBER CONTROL AGREEMENT.

THIS UNIT TRANSFER POLCIY MAY BE MODIFIED, AMENDED OR SUPPLEMENTED FROM TIME TO TIME BY THE BOARD OF GOVERNORS OF THE COMPANY IN ITS SOLE AND ABSOLUTE DISCRETION.

Approved by the Board of Governors on November 5, 2008.